SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                              CONVERGYS CORPORATION
                              ---------------------
                                (Name of Issuer)

                                  Common Stock
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                    212485106
                               ------------------
                                 (CUSIP Number)


                            Donald J. Wuebbling, Esq.
                                  400 Broadway
                              Cincinnati, OH 45202
                                 (513) 629-1469
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 February 1, 2001
                       ----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note:  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following page(s)

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CUSIP No.    212485106               13D               Page  2  of  6  Pages
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WASLIC COMPANY II (Waslic) IRS Employer Identification No. 52-1549279

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                        (b) [_]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Sale of shares; not applicable
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                     [_]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Waslic is a Delaware corporation

                                   --------------------------------------------
         NUMBER OF                  7       SOLE VOTING POWER

         SHARES                             Waslic - 5,765,278

                                   --------------------------------------------
         BENEFICIALLY               8       SHARED VOTING POWER

         OWNED BY                           None

                                   ---------------------------------------------
         EACH                       9       SOLE DISPOSITIVE POWER

         REPORTING                          Waslic - 5,765,278

                                   --------------------------------------------
         PERSON                     10      SHARED DISPOSITIVE POWER

         WITH                               None
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,242,792 (as a group)
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [_]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.69%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO

-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.    212485106               13D               Page  3  of  6  Pages
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------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         THE WESTERN AND SOUTHERN LIFE INSURANCE COMPANY
         (Western-Southern) IRS
         Employer Identification No. 31-0487145

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                       (b) [_]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Sale of shares; not applicable
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                    [_]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         The Western and Southern Life  Insurance  Company is an
         Ohio stock life insurance company.

-------------------------------------------------------------------------------
         NUMBER OF                  7       SOLE VOTING POWER

         SHARES                             Western-Southern - 1,477,514.
                                            See Item 5.

                                   --------------------------------------------
         BENEFICIALLY               8       SHARED VOTING POWER

         OWNED BY                           None

                                   --------------------------------------------
         EACH                        9      SOLE DISPOSITIVE POWER

         REPORTING                          Western-Southern - 1,477,514.
                                            See Item 5.

                                   --------------------------------------------
         PERSON                      10     SHARED DISPOSITIVE POWER

         WITH                               None
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,242,792 (as a group)
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [_]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.69%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IC

-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.    212485106               13D               Page  4  of  6  Pages
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Item 1. Security and Issuer

     Item 1 is supplemented and amended to read in its entirety as follows:

     This amendment to Schedule 13D relates to the Common Stock without par value ("Convergys Common Stock"), of Convergys Corporation, an Ohio corporation, (the "Issuer"). The address of the principal executive offices of the Issuer is 201 E. Fourth Street, Cincinnati, Ohio 45201.

Item 2. Identity and Background

     Item 2 is supplemented and amended to read in its entirety as follows:

     (a), (b) and (c) This statement is being filed by Waslic Company II, a Delaware corporation ("Waslic"), the principal business and offices of which are located at 802 West Street, Wilmington, Delaware 19801 and, by The Western and Southern Life Insurance Company ("Western-Southern"), an Ohio stock life insurance company, the principal business and offices of which are located at 400 Broadway, Cincinnati, Ohio 45202. Waslic is a wholly owned investment company subsidiary of Western-Southern. Western-Southern operates as a life insurance company and is licensed as such in 43 states and the District of Columbia. Funds to make new investments are obtained from revenues. Any further references to Western-Southern in this Schedule 13D will include Waslic unless the context indicates otherwise.

     A list of the names, including business addresses and present principal occupation of the directors and executive officers of Western-Southern is attached hereto as Exhibit A.

     (d) During the last five years Western-Southern has not been, and to the best knowledge of Western-Southern none of the persons whose names are set forth in Exhibit A have been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years Western-Southern has not been, and to the best knowledge of Western-Southern none of the persons whose names are set forth in Exhibit A were, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) To the best knowledge of Western-Southern, all of the persons whose names are set forth in Exhibit A are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is supplemented as follows:

     Not applicable; sale of shares.

Item 4. Purpose of Transaction

     Item 4 is supplemented as follows:

     On February 1, 2001, Waslic transferred 6,666,000 shares of Convergys Common Stock to holders of Waslic's 6 1/4% debt exchangeable for common stock
(DECS) in settlement of such debt.

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CUSIP No.    212485106               13D               Page  5  of  6  Pages
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Item 5. Interest in Securities of the Issuer

     Item 5 is supplemented and amended to read in its entirety as follows:

     (a) Western-Southern and Waslic beneficially own in the aggregate 7,242,792 shares of Convergys Common Stock. This position represents 4.69% of all of the Convergys Common Stock outstanding.

     (b) Western-Southern has sole power to vote or to direct the vote and sole power to dispose of or direct the disposition of an aggregate of 7,242,792 shares of Convergys Common Stock, consisting of 5,765,278 shares beneficially owned by Waslic and 1,477,514 shares beneficially owned by Western-Southern (which amount also includes 285,714 shares held by Western-Southern Foundation, Inc. ("W-S Foundation"), which is controlled by Western-Southern and is organized exclusively for charitable, religious, educational, and scientific purposes, including, the making of distributions to organizations that qualify as exempt organizations under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, and 3,800 shares held on behalf of third parties by Fort Washington Investment Advisors, Inc., an affiliated investment adviser that provides services to Western-Southern, W-S Foundation and certain other affiliated companies, as well as third party institutional and individual clients).

     (c) No shares of Convergys Common Stock have been purchased or otherwise acquired by Western-Southern during the past 60 days, other than as described herein.

         (d)      Not applicable.

     (e) Western-Southern and Waslic ceased to beneficially own in the aggregate 5% or more of the outstanding Convergys Common Stock on February 1, 2001.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Item 6 is supplemented and amended to read in its entirety as follows:

     Western-Southern has no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     Item 7 is supplemented and amended to read in its entirety as follows:

     There are no written agreements, contracts, arrangements, understandings, plans or proposals by or between the persons named in Item 2 and any other person relating to the acquisition of control of the Issuer, liquidation, sale of assets, merger or any change in business or corporate structure or any other matter as disclosed in Item 6.

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CUSIP No.    212485106               13D               Page  6  of  6  Pages
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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

     February 6, 2001
--------------------------


THE WESTERN AND SOUTHERN LIFE INSURANCE COMPANY

By:
   -------------------------------------------------
         William F. Ledwin, Senior Vice President
         and Chief Investment Officer


WASLIC COMPANY II

By:
   -------------------------------------------------
         Daniel F. Lindley, President

                                    Exhibit A

The  following  table  sets  forth  information   concerning  the  directors  of
Western-Southern:



                 Name                       Principal Occupation                     Business Address


John F. Barrett                          President and Chief Executive          *
                                         Officer, Western-Southern

Donald A. Bliss                          Formerly Chief Executive Officer,      10892 E. Fanfol Lane
                                         Northwestern Bell                      Scottsdale, Arizona  85259
                                         and Vice President,
                                         U.S. West Communications

James N. Clark                           Secretary, Western-Southern            *

Dr. Lawrence C. Hawkins                  Owner, The LCH Resource                3909 Reading Road
                                                                                Cincinnati, Ohio  45229

Rev. James E. Hoff, S.J.                 President, Xavier University           3800 Victory Parkway
                                                                                Cincinnati, Ohio  45207

Dr. J. Harold Kotte                      Formerly President, Cardiology         *
                                         Associates of Cincinnati

Carl A. Kroch                            Formerly Chairman,                     203 N. LaSalle Street, Suite 2128
                                         Kroch-Brentano Bookstores, Inc.        Chicago, Illinois  60601

Eugene P. Ruehlmann                      Attorney, law firm of Vorys, Sater,    Suite 2100, Atrium Two
                                         Seymour and Pease                      221 E. 4th Street
                                                                                Cincinnati, Ohio  45202

George H. Walker III                     Chairman of the Board,                 500 N. Broadway
                                         Stifel Financial Corp.                 St. Louis, IL  63102

Thomas L. Williams                       President, North American Properties   212 E. Third Street
                                                                                Suite 300
                                                                                Cincinnati, Ohio  45202

William J. Williams                      Chairman of the Board,                 *
                                         Western-Southern



*Business address is 400 Broadway, Cincinnati, Ohio 45202.

The following table sets forth information concerning executive officers of Western-Southern.



                 Name                       Principal Occupation                   Business Address



John F. Barrett                          President and Chief Executive Officer          *

James N. Clark                           Secretary                                      *

Bryan C. Dunn                            Senior Vice President and Chief                *
                                         Marketing Officer

Clint D. Gibler                          Senior Vice President Technology               *

Noreen J. Hayes                          Senior Vice President                          *

Carroll R. Hutchinson                    Senior Vice President                          *

William F. Ledwin                        Senior Vice President and Chief                *
                                         Investment Officer, and
                                         President of Fort Washington
                                         Investment Advisors, Inc.

Jill T. McGruder                         Senior Vice President                          *

J. J. Miller                             Senior Vice President                          *

Nora E. Moushey                          Senior Vice President and Chief                *
                                         Actuary

James M. Teeters                         Senior Vice President                          *

Robert L. Walker                         Senior Vice President and Chief                *
                                         Financial Officer

William J. Williams                      Chairman of the Board                          *

Donald J. Wuebbling                      Senior Vice President and General              *
                                         Counsel


*Business address is 400 Broadway, Cincinnati, Ohio 45202.

The following table sets forth information concerning the directors of Waslic Company II:



        Name                                    Principal Occupation                     Business Address



Wilson J. C. Braun, Jr.                  President, J.P. Morgan Trust Company   500 Stanton Christiana Road
                                         of Delaware                            Newark, Delaware  19713

William F. Ledwin                        Senior Vice President                  400 Broadway
                                         and Chief Investment Officer,          Cincinnati, Ohio  45202
                                         Western-Southern, and President
                                         of Fort Washington Investment
                                         Advisors, Inc.

Daniel F. Lindley                        Senior Vice President and Trust        1300 Market Street, Suite 605
                                         Counsel, U.S. Trust                    Wilmington, Delaware 19899

Donald J. Wuebbling                      Senior Vice President and              400 Broadway
                                         General Counsel,                       Cincinnati, Ohio  45202
                                         Western-Southern





The following table sets forth information concerning executive officers of Waslic Company II.


       Name                                    Principal Occupation                     Business Address


Daniel F. Lindley                        Senior Vice President and Trust        1300 Market Street, Suite 605
President and Secretary                  Counsel, U.S. Trust                    Wilmington, Delaware 19899

Wilson J. C. Braun, Jr.                  President, J.P. Morgan Trust Company   500 Stanton Christiana Road
Vice President and Treasurer             of Delaware                            Newark, Delaware  19713

Janet Young                              Associate, Morgan Guaranty Trust       500 Stanton Christiana Road
Vice President and                       Company                                Newark, Delaware  19713
Assistant Secretary

Terence Connelly                         Associate, Morgan Guaranty Trust       500 Stanton Christiana Road
Vice President and Assistant Secretary   Company                                Newark, Delaware  19713

Patricia Genzel                          Accountant, Belfint, Lyons & Shuman    200 West Ninth Street Plaza
Vice President                                                                  Wilmington, Delaware  19899

Christine P. Schiltz                     Attorney, Reed & Smith, L.L.P.         1201 Market Street, Suite 1500
Vice President                                                                  Wilmington, Delaware  19801-0195
